UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Ivanhoe Energy Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

465790103

(CUSIP Number)

Joel Greenberg

Kaye Scholer LLP

250 W55th Street

New York, NY 10019-9710

(212) 836-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 465790103	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert M. Friedland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,576
	8	SHARED VOTING POWER 2,832,403
	9	SOLE DISPOSITIVE POWER 55,576
	10	SHARED DISPOSITIVE POWER 2,832,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,887,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%[1]
14	TYPE OF REPORTING PERSON IN

[1]	The calculation of this percentage is based on a total of 16,538,385 common shares, consisting of the sum of: (i) 16,403,465 outstanding common shares, which figure is based on information from the Issuer as of November 4, 2014; (ii) 99,206 common shares currently issuable to Newstar Securities SRL (an indirect wholly-owned subsidiary of Mr. Friedland) upon conversion of a convertible debenture; and (iii) 35,714 common shares issuable to Mr. Friedland upon exercise of outstanding vested options.

SCHEDULE 13D/A

CUSIP No. 465790103	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Newstar Holdings SRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,832,403
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,832,403
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,403
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%[1]
14	TYPE OF REPORTING PERSON IV

[1]	The calculation of this percentage is based on a total of 16,502,671 common shares, consisting of the sum of: (i) 16,403,465 outstanding common shares, which figure is based on information from the Issuer as of November 4, 2014; and (ii) 99,206 common shares currently issuable to Newstar Securities SRL (a direct wholly-owned subsidiary of Newstar Holdings SRL) upon conversion of a convertible debenture.

SCHEDULE 13D/A

CUSIP No. 465790103	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Newstar Securities SRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,654,858
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,654,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,654,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%[1]
14	TYPE OF REPORTING PERSON IV

[1]	The calculation of this percentage is based on a total of 16,502,671 common shares, consisting of the sum of: (i) 16,403,465 outstanding common shares, which figure is based on information from the Issuer as of November 4, 2014; and (ii) 99,206 common shares currently issuable to Newstar Securities SRL upon conversion of a convertible debenture.

SCHEDULE 13D/A

CUSIP No. 465790103	Page 5 of 8 Pages

Explanatory Note

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) relates to the Common Shares, no par value, of Ivanhoe Energy Inc. (the “Issuer”), and amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) by the Reporting Persons on December 21, 2012, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 to such Schedule 13D filed with the SEC on January 3, 2013, January 24, 2013, February 19, 2013, February 21, 2013, and March 6, 2013, respectively (as so amended, the “Schedule 13D”).

This Amendment No. 6 is being filed by the Reporting Persons to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended by adding the following:

Effective April 25, 2013, the Issuer effected a three-for-one share consolidation (reverse stock split) of its Common Shares, and effective August 8, 2014, the Issuer effected a seven-for-one share consolidation (reverse stock split) of its Common Shares. The share ownership of the Reporting Persons in this Amendment No. 6 reflects each of the foregoing share consolidations.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and replaced in its entirety as follows:

The Common Shares were acquired by the Reporting Persons for investment purposes. Mr. Friedland, the former Executive Co-Chairman and a former director of the Issuer, provided a $2.2 million secured bridge loan to the Issuer on October 10, 2014. Concurrently, Mr. Friedland resigned as Executive Co-Chairman and as a director of the Issuer. As a result of his resignation, his 11,905 unvested stock options were cancelled as of October 27, 2014, and his remaining 35,714 vested stock options will be cancelled on January 8, 2015 if unexercised. The current exercise price for his vested stock options is C$47.88 per share. The Reporting Persons may make additional purchases of Common Shares either in the open market or in private transactions, including shares that may be acquired upon exercise of options, convertible debt or warrants currently held or subsequently acquired by them, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Common Shares, other opportunities available to them, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Persons may decide in the future to sell all or part of their investments in the Issuer’s Common Shares. Other than as described in this Item 4, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SCHEDULE 13D/A

CUSIP No. 465790103	Page 6 of 8 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and replaced in its entirety as follows:

(a)	Newstar Securities may be deemed to beneficially own an aggregate of 2,654,858 Common Shares as follows: (i) 2,275,278 Common Shares that it owns directly (including 99,206 Common Shares issuable to Newstar Securities upon the conversion of currently convertible debentures) and (ii) 379,580 Common Shares through its sole ownership of Premier Mines.

Newstar Holdings may be deemed to beneficially own an aggregate of 2,832,403 Common Shares as follows: (i) 2,654,858 Common Shares through its sole ownership of Newstar Securities; and (ii) 177,545 Common Shares through its sole ownership of Evershine.

Mr. Friedland may be deemed to beneficially own an aggregate of 2,887,979 Common Shares as follows: (i) 55,576 Common Shares that he owns directly (including 35,714 Common Shares issuable upon the exercise of vested and exercisable stock options); and (ii) 2,832,403 Common Shares through his sole ownership of Newstar Holdings.

Mr. Friedland may be deemed to beneficially own approximately 17.5% of the outstanding Common Shares. Newstar Holdings may be deemed to beneficially own approximately 17.1% of the outstanding Common Shares. Newstar Securities may be deemed to beneficially own approximately 16.1% of the outstanding Common Shares.

(b) Number of Common Shares as to which each Reporting Person has sole and shared power to direct the vote and sole and shared power to direct the disposition of Common Shares:

	Sole Power to Vote and Dispose	Shared Power to Vote and Dispose		Total
Newstar Securities	0	2,654,858	*	2,654,858
Newstar Holdings	0	2,832,403	**	2,832,403
Robert Friedland	55,576	2,832,403	***	2,887,979

*	Newstar Securities shares the power to vote and dispose of 379,580 Common Shares with Premier Mines (its wholly-owned subsidiary and the direct owner of the shares), Newstar Holdings and Mr. Friedland (its direct and indirect parents, respectively); Newstar Securities also shares the power to vote and dispose of 2,275,278 directly-held Common Shares with Newstar Holdings and Mr. Friedland.

SCHEDULE 13D/A

CUSIP No. 465790103	Page 7 of 8 Pages

**	Newstar Holdings shares the power to vote and dispose of 177,545 Common Shares with Evershine (its wholly-owned subsidiary and the direct owner of the shares) and Mr. Friedland (its sole parent); Newstar Holdings also shares the power to vote and dispose of 2,654,858 Common Shares with Newstar Securities (its wholly-owned subsidiary) and Mr. Friedland (its sole parent).

***	As the sole direct parent of Newstar Holdings and the sole indirect parent of Newstar Securities, Mr. Friedland shares the power to vote and dispose of all Common Shares held by each of them as described above.

(c) On October 27, 2014, unvested stock options to purchase 11,905 Common Shares held by Mr. Friedland (exercisable at $47.88 per share) were cancelled.

(d)	N/A

(e)	N/A

SCHEDULE 13D/A

CUSIP No. 465790103	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2014

/s/ Robert M. Friedland
Robert M. Friedland

Newstar Holdings SRL

By:	/s/ Robert M. Friedland
Name: Robert M. Friedland Title: President

Newstar Securities SRL

By:	/s/ Robert M. Friedland
Name: Robert M. Friedland Title: President